                  SUBJECT TO COMPLETION, DATED MARCH 20, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS TO WHICH IT RELATES
SHALL CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN
WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 23, 1998)

                                  $100,000,000

                                     [LOGO]

                           ALIANT COMMUNICATIONS INC.
                          % NOTES DUE          , 2028
                               ------------------

    The    % Notes due         , 2028 (the "Notes") of Aliant Communications
Inc., a Nebraska corporation ("Aliant" or the "Company"), being offered hereby
will mature on         , 2028. Interest on the Notes is payable semi-annually on
        and         of each year, commencing         , 1998. The Notes will be
redeemable, as a whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of
twelve 30-day months) at the Treasury Rate (as defined herein) plus    basis
points, together in either case with accrued interest to the date of redemption. See "Certain Terms of the Notes--Optional Redemption" and "Description of Debt Securities--Redemption of Debt Securities."

    The Notes will be senior, unsecured indebtedness of the Company. The Notes will be structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

    The Notes will be represented by one or more Global Notes registered in the name of a nominee of The Depository Trust Company, which will act as the depositary for the Global Notes (the "Depositary"). Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, individual notes in definitive form will not be issued. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Certain Terms of the Notes--Same-Day Settlement and Payment" and "--Global Notes."
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
               RELATES. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                      PRICE TO          UNDERWRITING        PROCEEDS TO
                                                                     PUBLIC (1)         DISCOUNT (2)       COMPANY (1)(3)
Per Note.......................................................          %                   %                   %
Total..........................................................          $                   $                   $

(1) Plus accrued interest, if any, from                 , 1998 to the date of
    delivery.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $275,000.
                            ------------------------

    The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and reject any orders in whole or in part. It is expected that delivery of the Notes will be made only in book-entry form through the facilities of the Depositary on
or about         , 1998.
                            ------------------------

MERRILL LYNCH & CO.                                   MORGAN STANLEY DEAN WITTER
                                ---------------

           The date of this Prospectus Supplement is         , 1998.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDER-WRITING."

                STATEMENT REGARDING FORWARD-LOOKING INFORMATION

    This Prospectus Supplement, including documents incorporated by reference herein, may contain "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than historical facts, that address activities, events, or developments that the Company expects, believes or anticipates will or may occur in the future, including such things as expansion and growth of the Company's business, acquisitions, capital expenditures and the Company's business strategy are forward-looking statements. These statements contain potential risks and uncertainties; therefore, actual results may differ materially. The Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

    Important assumptions and other important factors that could cause actual results to differ from those set forth in the forward-looking information include, but are not limited to: changes in the national and local economic and market conditions; demographic changes; the size and growth of the overall telecommunications market; changes in competition in markets in which the Company operates; advances in telecommunications technology; changes in the telecommunications regulatory environment; the need for regulatory approval to make acquisitions or undertake certain other activities, including rate re-balancing; changes in business strategy or development plans; pending and future litigation; availability of future financing; start-up of Personal Communications Services operations; new product and service development and introductions; changes in consumer preferences; and unanticipated changes in growth in cellular customers, penetration rates, churn rates and the mix of products and services offered in the Company's markets. GIVEN SUCH UNCERTAINTIES, PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS.

                                  THE COMPANY

    UNLESS THE CONTEXT INDICATES OTHERWISE: (I) REFERENCES TO "ALIANT" OR THE "COMPANY" REFER TO ALIANT COMMUNICATIONS INC. AND ITS SUBSIDIARIES; (II) REFERENCES TO AN "MSA" OR TO A PARTICULAR CITY REFER TO THE METROPOLITAN STATISTICAL AREA, AS DESIGNATED BY THE U.S. OFFICE OF MANAGEMENT AND BUDGET AND USED BY THE FEDERAL COMMUNICATIONS COMMISSION (THE "FCC") IN DESIGNATING METROPOLITAN CELLULAR MARKET AREAS; (III) REFERENCES TO AN "RSA" REFER TO THE RURAL SERVICE AREA, AS USED BY THE FCC IN DESIGNATING NON-MSA CELLULAR MARKET AREAS; (IV) REFERENCES TO CELLULAR "MARKETS" OR "SYSTEMS" REFER TO MSAS, RSAS OR BOTH; (V) REFERENCES TO "POPS" MEAN THE POPULATION OF A MARKET, BASED ON DONNELLEY MARKETING SERVICE ESTIMATES FOR 1996 OR FOR SUCH OTHER YEAR AS INDICATED HEREIN; AND (VI) REFERENCES TO PROPORTIONATELY-OWNED POPS MEANS POPS FOR A MARKET MULTIPLIED BY THE PERCENTAGE INTERESTS THAT THE COMPANY OWNS IN AN ENTITY LICENSED BY THE FCC TO OPERATE A CELLULAR SYSTEM IN SUCH MARKET.

GENERAL

    Aliant Communications Inc., formerly Lincoln Telecommunications Company, is a diversified communications company providing retail services and products to consumers, businesses, educational institutions and government agencies as well as wholesale network services to other communications companies. Consistent with its strategy of providing one-stop, single source communications services, the Company offers local and long distance services, wireless services, enhanced services, directory services, communications systems and equipment and a full range of data communications services.

LANDLINE OPERATIONS (ILEC AND CLEC)

    The Company operates an Incumbent Local Exchange Carrier ("ILEC") that provides local and intraLATA service to approximately 196,000 retail customers in the contiguous geographical area consisting of the southeastern 22 counties of Nebraska. The Company's fully digital local exchange network supports Signaling System 7 technology and includes over 1,550 route miles of fiber optic cable, much of it in a ring configuration. Data communications services include Internet access, which is provided under the Navix-Registered Trademark- brand name. Enhanced services include Voice Mail, Caller ID, Custom Calling, Centrex, Continuous Redial, Selective Call Forwarding and Integrated Services Digital Network. The Company publishes six regional telephone directories and provides access service to long distance and cellular companies.

    Although not provided through the Company's ILEC, the Company is also a "reseller" of long distance services, primarily in its ILEC market. The Company provides this service by aggregating customer traffic to take advantage of volume discounts offered by national network operators. As a result, the Company offers long distance, cellular, Internet and local exchange services to its ILEC customers.

    The Telecommunications Act of 1996 (the "Telecommunications Act") facilitated the entry of competitive local exchange services, including competitive local exchange carriers ("CLEC(s)") into local exchange markets historically controlled by ILECs. In June 1997, Aliant Midwest Inc. ("Midwest"), the Company's wholly-owned CLEC, began offering competitive local exchange services in the Omaha metropolitan area and in Nebraska's third largest city, Grand Island.

    In fiscal 1997, the Company formed Aliant Network Services Inc. ("Aliant Network") to sell network capacity and services through its fully digital, fiber-based network to other telecommunications companies entering the Company's markets. To enhance its ability to sell network services, the Company expanded its network facilities to Omaha and formed a consortium with seven other companies which provides the Company with the capacity to offer interconnection services with other fiber networks serving major metropolitan areas in 18 states. In January 1998, the Company received its first request for interconnection services from US West Communications, Inc. ("US West"). See "--Recent Developments" below.

    In fiscal 1997, the Company's landline operations generated net sales of approximately $219 million (including sales of telephone equipment and services). The Company continues to focus on achieving greater market penetration of access lines, and traditional and enhanced services. As of December 31, 1997, the Company's customer access lines totaled 273,000, an increase of 3.7% over the prior year. Residential penetration of enhanced services was 20.2% at December 31, 1997, a 16.1% increase from the prior year.

CELLULAR OPERATIONS

    The Company's cellular services are provided throughout the State of Nebraska and in one RSA in Iowa contiguous to the Omaha MSA. As of December 31, 1997, the Company had cellular networks and services consisting of four managed markets. The Company served 267,497 customers in these markets as of that date, which represents a penetration rate of 15.1% of the total operating area of approximately 1.8 million POPs.

    On February 27, 1998, the Company completed the acquisition from 360 DEG. Communications Company of Nebraska ("360 DEG.") of the remaining 50% ownership interest in the Omaha Cellular General Partnership ("OCGP") that the Company did not already own (the "OCGP Acquisition"). As a result of the OCGP Acquisition, the Company owns 100% of OCGP which, in turn, owns approximately 56% of the operating limited partnership that provides cellular services in Douglas and Sarpy Counties in Nebraska and Pottawatamie County in Iowa (including the Omaha-Council Bluffs metropolitan area). Based on December 31, 1997 statistics, the OCGP Acquisition doubled the Company's proportionately-owned POPs in this service area to 354,172 and its subscribers to 44,892. See "--Recent Developments" below.

    In fiscal 1997, the Company's managed proportionate cellular operations generated net sales of approximately $85 million, representing average monthly revenue per customer of $38.75. Over the past two years, the Company's average customer acquisition cost was approximately $300 and its monthly churn rate was below 1%, compared to a national churn rate of 1.8% as reported in the Cellular Telecommunications Industry Association survey as of June 1997. The following table sets forth certain information regarding the Company's cellular operations as of March 1, 1998.

                              CELLULAR OPERATIONS

                                               PERCENTAGE   POPS WITHIN                                NET
                 SYSTEM (1)                     OWNERSHIP       AREA       NET POPS    CUSTOMERS    CUSTOMERS
---------------------------------------------  -----------  ------------  ----------  -----------  ------------
Lincoln MSA..................................      100.0%       231,114      231,114      51,045         51,045
Omaha MSA....................................       55.8%(2)     634,489     354,172(5)     80,424       44,892(4)
Nebraska RSAs................................      100.0%       848,366(4)    848,366    131,942        131,942
Iowa RSA 1...................................       16.1%(3)      62,364(5)     10,040      4,086           658
                                                            ------------  ----------  -----------  ------------
  Total......................................                 1,776,333    1,443,692     267,497        228,537
                                                            ------------  ----------  -----------  ------------
                                                            ------------  ----------  -----------  ------------

------------------------

(1) Systems are as follows:

      Lincoln MSA--Lancaster County, Nebraska
      Omaha MSA--Douglas and Sarpy Counties in Nebraska and Pottawatamie County in Iowa
      Nebraska RSAs--89 of the 90 Nebraska counties not in the Omaha and Lincoln MSAs
      Iowa RSA 1--Southwestern six counties of Iowa

(2) As a result of the OCGP Acquisition, limited partners owning approximately 17% of the partnership interests in the operating limited partnership have the right, subject to certain limitations, to require the Company to purchase their interests. See "--Recent Developments" below.

(3) Includes the Company's allocable portion of the 14.1% interest in Iowa RSA 1 held by the operating limited partnership serving the Omaha MSA system. As a result of the OCGP Acquisition, approximately 8% of this ownership interest is subject to rights of first refusal in favor of the general and limited partners in Iowa RSA 1. See "--Recent Developments" below.

(4) Does not include the Omaha MSA licensee's 14.1% interest in Iowa RSA 1 (which system has been separately included in the table) or the Omaha MSA licensee's 8.3% interest in Iowa RSA 8 (representing 4,544 POPs and 2,536 net POPs).

(5) According to estimates available to the Company, approximately 96% of these POPs are covered by the networks of these systems.

BUSINESS STRATEGY

    The Company's business strategy is to maintain its strong local presence and brand awareness within its traditional market, and to pursue full service telecommunications opportunities in new markets. Components of this strategy include:

    - Maintaining market share in ILEC operations through strong local branding efforts, market segmentation and customer care programs;

    - Increasing the penetration and use of enhanced services by its ILEC customers through packaging and targeted marketing;

    - Pursuing the re-balancing of regulated ILEC rates with the Nebraska Public Service Commission ("NPSC") to align these rates more closely with costs, reducing competitive vulnerability;

    - Increasing the utilization of its ILEC network by offering attractive wholesale services to other communications companies, including retail competitors;

    - Increasing cellular customers outside of its traditional ILEC market both for immediate revenue growth and to provide a platform for its CLEC to offer integrated convenient communications services to customers in new geographic areas;

    - Considering selected strategic acquisitions, both within and outside its traditional ILEC market; and

    - Investing in landline and wireless networks to provide new services and features, reduce operating costs and accommodate high customer service standards.

    The Company's strategy is designed to increase the Company's revenues and enhance long-term profitability. The Company believes that its strategy will position it to compete effectively with existing competitors, as well as Regional Bell Operating Companies, long distance carriers and telecommunications companies offering Personal Communications Services, in its traditional operating area.

    The Company's principal wholly-owned subsidiary is Aliant Communications Co. ("Telco"), a Delaware corporation, formerly The Lincoln Telephone and Telegraph Company, which was incorporated on May 5, 1928. Other wholly-owned subsidiaries of the Company are Aliant Cellular Inc., formerly Nebraska Cellular Telephone Corporation; Aliant Systems Inc., formerly LinTel Systems Inc.; Prairie Communications, Inc., Midwest and Aliant Network.

RECENT DEVELOPMENTS

    OCGP ACQUISITION. On February 27, 1998, the Company completed the OCGP Acquisition for approximately $15 million in cash and the release of 360 DEG. from its obligations pursuant to a discounted note receivable, the balance of which at December 31, 1997, was approximately $47.7 million. Until February 27, 1999, limited partners owning approximately 17% of the partnership interests in the operating limited partnership will each have the option to require the Company to repurchase such interests at a price equal to the price paid by the Company to 360 DEG. in the OCGP Acquisition, less a 30% discount. If all such options are exercised, the estimated cost to the Company of purchasing such interests would be approximately $17 million. See "--Cellular Operations."

    RATE RE-BALANCING. On March 10, 1998, Telco received approval of its application with the NPSC to increase Telco's residential basic local service rates to $16.35 per month (existing residential rates range from $11.00 to $13.75 per month). This increase will be implemented in May 1998. The additional revenue to be generated by such increase will be offset by (i) reductions in Telco's business basic local service rates to $31.40 per month (existing business rates range from $33.00 to $39.00 per month); (ii) the elimination of a separate Touch Tone charge ($.50 and $1.50 per month for residential and business customers, respectively); (iii) the reduction of day time intraLATA toll rates from $.18 per minute to $.13 per minute; and (iv) the reduction of intraLATA access charges by approximately $900,000 per year. Telco has estimated that the net impact of all these changes will be immaterial to revenues.

    The Company may, in the future, request authority from the NPSC to further re-balance its local service rates to more closely reflect costs of service. The timing and the specific rates that may be requested in any such further re-balancing dockets are not currently known. However, such timing and specific rates will likely be influenced by the outcome of the current NPSC docket in which the structure of access charges and the nature of universal service funding in Nebraska are being investigated. No assurance can be given that any future rate re-balancing requests will be approved.

    US WEST REQUEST. On January 9, 1998, the Company received a letter from US West requesting that Telco negotiate the terms and conditions for interconnection services and network elements under and pursuant to the provisions of Sections 251 and 252 of the Telecommunications Act. Receipt of this request was acknowledged by the Company on January 12, 1998.

    Pursuant to the Telecommunications Act, Telco and US West have a period of 135 days following receipt of the request to voluntarily negotiate the terms and conditions of interconnection. Thereafter, from the 135th to the 160th day following receipt of the request, Telco or US West may petition the NPSC to arbitrate any open issues. Section 252 of the Telecommunications Act sets forth further provisions concerning arbitration and interconnection. Pursuant to
Section 251(f)(2) of the Telecommunications Act, Telco may petition the NPSC for suspension or modification of certain interconnection requirements if the NPSC determines that certain conditions as specified in such Section exist. However, the Company has advised the NPSC that it does not intend to make a request pursuant to Section 251(f)(2) with respect to an interconnection request for resale or for transport and termination. Upon completion of this process, it is expected that US West will be in a position to offer competitive local exchange services within the Company's traditional ILEC market.

    As of the date hereof, no other requests have been received by the Company to provide interconnection services or network elements to carriers seeking to establish competitive wireline telecommunications businesses in Telco's operating area. However, other carriers may make such requests to seek to establish CLEC operations in Telco's operating area in the future.

                                USE OF PROCEEDS

    The Company intends to use the net proceeds from the sale of the Notes (i) to repay approximately $15 million of short-term debt incurred under one of the Company's credit facilities to fund the OCGP Acquisition (the "Acquisition Debt"), which debt matures on July 6, 1998, (ii) to redeem approximately $48 million in principal amount of Telco's Series K 9.91% First Mortgage Bonds, due June 1, 2000 (the "Series K Bonds"), including a make-whole premium of approximately $4 million, (iii) to redeem all of Telco's outstanding 5% preferred stock for approximately $4.7 million, including a redemption premium of approximately $225,000, and (iv) to utilize the balance of the proceeds (approximately $31 million) to repay a portion of the principal amount outstanding under one of the Company's credit facilities, which debt matures on July 6, 1999 (the "Other Indebtedness"). Principal amounts outstanding under the Company's credit facilities bear interest based on LIBOR-based 30-day, 60-day or 90-day floating rate pricing formulas. The Acquisition Debt currently bears interest at a rate of 5.88% and approximately $15 million of the Other Indebtedness currently bears interest at a rate of 6.24% and approximately $16 million of the Other Indebtedness currently bears interest at a rate of 5.93%. Pending application of the net proceeds for such purposes, the proceeds may be invested in short-term or marketable securities. See "Capitalization" below.

                                 CAPITALIZATION

    The following table sets forth the consolidated short-term debt and capitalization of the Company at December 31, 1997 on an actual basis and on a pro forma basis after giving effect to the OCGP Acquisition. The following table also sets forth the consolidated short-term debt and capitalization of the Company on a pro forma as adjusted basis after giving effect to the sale of the Notes and the receipt and application of the estimated net proceeds therefrom as described in "Use of Proceeds" in this Prospectus Supplement. For additional information as to the capitalization of the Company, see "Summary Consolidated Financial Information" included in this Prospectus Supplement and Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements of the Company and the related notes thereto incorporated by reference herein.

                                                                                   DECEMBER 31, 1997
                                                                       ------------------------------------------
                                                                                                     PRO FORMA
                                                                         ACTUAL                    AS ADJUSTED(3)
                                                                       ----------   PRO FORMA(2)   --------------
                                                                                   --------------
                                                                                   (IN THOUSANDS)
Short-term debt (including current portion of long-term debt)........  $   19,000    $   34,000     $     19,000
                                                                       ----------  --------------  --------------
                                                                       ----------  --------------  --------------

Long-term debt:
  Series K bonds.....................................................  $   44,000    $   44,000     $    --
  Long-term bank indebtedness........................................      50,000        50,000           19,000
  Notes offered hereby...............................................      --            --              100,000
                                                                       ----------  --------------  --------------
    Total long-term debt.............................................      94,000        94,000          119,000
                                                                       ----------  --------------  --------------

5% redeemable preferred stock (1)....................................       4,499         4,499          --

Minority interest....................................................      --            12,743           12,743

Common stockholders' equity..........................................     302,998       302,998          300,373
                                                                       ----------  --------------  --------------

Total capitalization.................................................  $  401,497    $  414,240     $    432,116
                                                                       ----------  --------------  --------------
                                                                       ----------  --------------  --------------

------------------------

(1) Telco, a wholly-owned subsidiary of the Company, is the issuer of the 5% redeemable preferred stock, which preferred stock is publicly-held. Such preferred stock is redeemable solely at the option of Telco.

(2) Reflects incurrence of the Acquisition Debt to fund the OCGP Acquisition and the effect of consolidating OCGP with the Company at December 31, 1997.

(3) Reflects (i) the sale of the $100 million of Notes offered hereby, (ii) the repayment of the Acquisition Debt and the effect of consolidating OCGP with the Company, including the related minority interest, at December 31, 1997,
    (iii) the redemption of the Series K Bonds for approximately $48 million, including a make-whole premium of approximately $4 million, which is reflected net of taxes as a reduction of common stockholders' equity using a 40% tax rate, (iv) the redemption of Telco's outstanding 5% preferred stock for approximately $4.7 million, including a redemption premium of approximately $225,000, and (v) the repayment of approximately $31 million of Other Indebtedness.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    The following summary consolidated financial information for each fiscal year in the five-year period ended December 31, 1997 is derived from, and should be read in conjunction with, the audited consolidated financial statements and the related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference herein.

                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                         -----------------------------------------------------
                                                           1997       1996       1995       1994       1993
                                                         ---------  ---------  ---------  ---------  ---------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
EARNINGS STATEMENT DATA:
  Revenues and sales:
    Telephone revenues.................................  $ 199,873  $ 189,426  $ 179,916  $ 175,417  $ 169,317
    Wireless communications services...................     76,710     63,696     34,121     10,740      7,006
    Equipment sales and services.......................     19,176     18,930     18,768     18,100     15,270
    Intercompany revenues..............................     (9,431)    (7,827)    (7,113)    (7,611)    (7,618)
                                                         ---------  ---------  ---------  ---------  ---------
      Total revenues and sales.........................    286,328    264,225    225,692    196,646    183,975
  Operating expenses:
    Depreciation and amortization......................     49,525     46,404     37,422     35,915     28,745
    Other operating expenses...........................    152,580    143,646    120,627    106,869    103,100
    Restructuring charges..............................     --         --         21,611     --         --
    Taxes, other than payroll and income...............      4,282      4,200      3,184      3,180      2,923
    Intercompany expenses..............................     (9,431)    (7,827)    (7,113)    (7,611)    (7,618)
                                                         ---------  ---------  ---------  ---------  ---------
      Total operating expenses.........................    196,956    186,423    175,731    138,353    127,150
                                                         ---------  ---------  ---------  ---------  ---------
  Operating income.....................................     89,372     77,802     49,961     58,293     56,825
  Net non-operating expense............................      2,016      3,348      2,485      3,621      4,016
                                                         ---------  ---------  ---------  ---------  ---------
  Income before income taxes and extraordinary item....     87,356     74,454     47,476     54,672     52,809
  Income taxes.........................................     34,317     29,500     18,447     21,067     19,618
                                                         ---------  ---------  ---------  ---------  ---------
  Income before extraordinary item and change in
    accounting principle...............................     53,039     44,954     29,029     33,605     33,191
  Extraordinary item...................................     --         --        (16,516)    --         --
                                                         ---------  ---------  ---------  ---------  ---------
  Earnings before cumulative effect of change in
    accounting principle...............................     53,039     44,954     12,513     33,605     33,191
  Cumulative effect of change in accounting
    principle..........................................     --         --         --         --        (23,166)
                                                         ---------  ---------  ---------  ---------  ---------
  Net earnings.........................................     53,039     44,954     12,513     33,605     10,025
  Preferred dividends..................................        225        225        225        225        225
                                                         ---------  ---------  ---------  ---------  ---------
  Earnings available for common stock..................  $  52,814  $  44,729  $  12,288  $  33,380  $   9,800
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------
  Earnings per share before restructuring charge,
    extraordinary item and change in accounting
    principle..........................................  $    1.46  $    1.22  $    0.84  $    1.03  $    1.01
    Net earnings per share.............................  $    1.46  $    1.22  $    0.36  $    1.03  $    0.30
    Dividends declared per share.......................  $    0.66  $    0.61  $    0.57  $    0.53  $    0.49
  Average shares outstanding (in 000s).................     36,260     36,602     34,360     32,408     32,548

                                                                            AT DECEMBER 31,
                                                         -----------------------------------------------------
                                                           1997       1996       1995       1994       1993
                                                         ---------  ---------  ---------  ---------  ---------
                                                                        (DOLLARS IN THOUSANDS)

BALANCE SHEET DATA:
  Assets:
    Current assets.....................................  $  92,595  $  81,218  $  84,102  $  79,957  $  81,751
    Net property and equipment.........................    258,955    255,020    255,262    241,770    246,104
    Other assets.......................................    196,092    185,164    180,957     71,457     67,424
                                                         ---------  ---------  ---------  ---------  ---------
      Total assets.....................................    547,642    521,402    520,321    393,184    395,279
  Liabilities:
    Current liabilities................................     84,782     73,594     74,764     62,324     74,385
    Deferred credits...................................     61,363     61,662     63,805     85,926     88,363
  Capitalization:
    Long-term debt.....................................     94,000    103,080    117,708     44,000     44,000
    Preferred stock....................................      4,499      4,499      4,499      4,499      4,499
    Shareholders' equity...............................    302,998    278,567    259,545    196,435    184,032
                                                         ---------  ---------  ---------  ---------  ---------
    Total capitalization...............................    401,497    386,146    381,752    244,934    232,531
                                                         ---------  ---------  ---------  ---------  ---------
    Total capitalization and liabilities...............    547,642    521,402    520,321    393,184    395,279

                             SUMMARY OPERATING DATA

    The following table is a summary of certain landline and cellular operating data of the Company:

                                                                AT OR FOR YEARS ENDED DECEMBER 31,
                                                    -----------------------------------------------------------
                                                       1997         1996         1995        1994       1993
                                                    -----------  -----------  -----------  ---------  ---------
Landline Operations:
  Total access lines..............................      273,008      263,208      254,173    246,963    238,142
  Access minutes of use (in millions).............      1,024.8        968.2        899.9      840.1      789.2
Cellular Operations (1):
  POPs............................................    1,263,925    1,252,807    1,234,250    400,540    400,040
  Customers.......................................      205,915      165,233      122,852     29,989     19,245
  Penetration rate at year end....................        16.3%        13.2%        10.0%       7.5%       4.8%
  Churn rate per month............................         0.9%         0.8%         1.2%       1.4%        N/A

------------------------

(1) Cellular data reflects amounts based on proportionately-owned POPs. This data does not reflect the effect of the OCGP Acquisition.

                           CERTAIN TERMS OF THE NOTES

    The Notes will be issued under an Indenture dated as of February 23, 1998 (the "Indenture"), between the Company and U.S. Bank National Association, as Trustee. The Indenture constitutes the Indenture described in the accompanying Prospectus and the Notes constitute Debt Securities described in the accompanying Prospectus. The following description of the particular terms of the Notes offered hereby supplements the description of the general terms and provisions set forth in the Prospectus, to which description reference is hereby made. References to the "Company" in this section, unless the context indicates otherwise, are to Aliant Communications Inc. and not its subsidiaries or any other entities in which it holds an interest.

GENERAL

    The Notes will mature on               , 2028, and will be limited to
$100,000,000 aggregate principal amount. Each Note will bear interest at the
rate per annum stated on the cover page hereof from               , 1998 or from
the most recent interest payment date to which interest has been paid or
provided for, payable semi-annually on               and               of each
year (each such date being referred to herein as an "Interest Payment Date"),
commencing               , 1998, to the person in whose name a Note is
registered at the close of business on               or               , as the
case may be, preceding such Interest Payment Dates. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

    The Notes will be unsecured and will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. In addition, the Notes will be structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

    The Company is a holding company which conducts substantially all of its operations through subsidiaries. Virtually all of the operating assets of the Company and its subsidiaries are owned by such subsidiaries. Therefore, the right of the Company, and hence the right of creditors of the Company (including the holders of the Notes), to participate in any distribution of the assets of any subsidiary, upon its liquidation or reorganization or otherwise, is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

    The defeasance provisions contained in the Indenture and described under "Description of Debt Securities--Defeasance and Discharge" in the accompanying Prospectus will be applicable to the Notes. The Indenture does not contain any covenants or other provisions applicable to the Notes which might afford beneficial owners of Notes protection in the event of a highly leveraged transaction, change in credit rating of the Notes or other similar occurrence.

    The Notes will not be entitled to any sinking fund.

OPTIONAL REDEMPTION

    The Notes will be redeemable, as a whole or in part, at the option of the Company at any time and from time to time, on not less than 30 or more than 60 days' notice mailed to registered holders thereof, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments (as defined below) thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury
Rate (as defined below) plus     basis points, together in either case with
accrued interest on the principal amount being redeemed to the date of redemption.

    "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for such redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

    "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

    "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee is able to obtain only one Reference Treasury Dealer Quotation from the Reference Treasury Dealers, such Quotation. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer as of 5:00 p.m., New York City time on the third business day preceding such redemption date.

    "Reference Treasury Dealer" means each of Merrill Lynch & Co. and Morgan Stanley & Co. Incorporated, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

    "Remaining Scheduled Payments" means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an Interest Payment Date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

    From and after notice has been given as provided in the Indenture, if funds for the redemption of any Notes called for redemption shall have been made available on such redemption date, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of holders of the Notes will be to receive payment of the redemption price. See "Description of Debt Securities--Redemption of Debt Securities" in the accompanying Prospectus.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds.

GLOBAL NOTES

    Upon issuance, all Notes will be represented by Global Notes. The Global Notes representing the Notes will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or a nominee of the Depositary. No Global Notes may be transferred, except as a whole by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or such nominee to a successor of the Depositary or a nominee of such successor.

    So long as the Depositary or its nominee is the registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be the sole holder of the Notes represented thereby for all purposes under the Indenture. Except as otherwise provided in this section, the Beneficial Owners (as defined below) of the Global Notes representing the Notes will not be entitled to receive physical delivery of certificated Notes and will not be considered the holders thereof for any purpose under the Indenture, and no Global Note representing the Notes shall be exchangeable or transferable. Accordingly, each Beneficial Owner must rely on the procedures of the Depositary and, if such Beneficial Owner is not a Participant (as defined below), on the procedures of the Participant through which such Beneficial Owner owns its interest in order to exercise any rights of a holder under such Global Note or the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note representing the Notes.

    The Global Notes representing the Notes will be exchangeable for certificated Notes of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes, (ii) the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iii) the Company in its sole discretion determines that the Global Notes shall be exchangeable for certificated Notes, or (iv) there shall have occurred and be continuing an "Event of Default" under the Indenture with respect to the Notes. Upon any such exchange, the certificated Notes shall be registered in the names of the Beneficial Owners of the Global Notes representing the Notes, which names shall be provided by the Depositary's relevant Participants (as identified by the Depositary) to the Trustee.

    The following is based on information furnished by the Depositary:

    The Depositary will act as securities depository for the Notes. The Notes will be issued as fully registered securities, registered in the name of Cede & Co. (the Depositary's partnership nominee). Fully registered Global Notes will be issued for the Notes, in the aggregate principal amount of such issue, and will be deposited with the Depositary.

    The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (the "Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes to Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of the Depositary ("Direct Participants") include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission (the "Commission").

    Purchases of Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary's records. The ownership interest of each actual purchaser of each Note represented by a Global Note (a "Beneficial Owner") is in turn to be recorded on the Direct and, if applicable, Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Notes representing the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of the Global Notes representing the Notes will not receive certificated Notes representing their ownership interests therein, except as described above.

    To facilitate subsequent transfers, all Global Notes representing the Notes which are deposited with, or on behalf of, the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of Global Notes with, or on behalf of, the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Notes representing the Notes. The Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Notes representing the Notes. Under its usual procedure, the Depositary mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

    Payments of principal and/or interest, if any, on the Global Notes representing the Notes will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records, unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and/or interest, if any, to the Depositary is the responsibility of the Company or the Trustee. Disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

    The Depositary may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificated Notes are required to be printed and delivered.

    The Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, certificated Notes will be printed and delivered.

    The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that the Company believes to be reliable, but the Company assumes no responsibility for the accuracy thereof.

    A further description of the Depositary's procedures with respect to the Global Notes representing the Notes is set forth in the accompanying Prospectus under "Description of Debt Securities--Registered Global Securities."

THE TRUSTEE

    U.S. Bank National Association is the Trustee under the Indenture. The Company maintains normal banking relations with U.S. Bank National Association.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company and each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated (collectively, the "Underwriters"), the Company has agreed to sell to each of the Underwriters and each of the Underwriters severally has agreed to purchase from the Company the aggregate principal amount of the Notes set forth opposite its name below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

                                          UNDERWRITERS                                            PRINCIPAL AMOUNT
------------------------------------------------------------------------------------------------  ----------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated..........................................................................   $
Morgan Stanley & Co. Incorporated...............................................................
                                                                                                  ----------------
           Total................................................................................   $  100,000,000
                                                                                                  ----------------
                                                                                                  ----------------

    The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price
less a concession not in excess of     % of the principal amount of the Notes.
The Underwriters may allow, and such dealers may reallow, a discount not in
excess of     % of the principal amount of the Notes to certain other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

    There is no public trading market for the Notes and the Company does not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes after the consummation of the offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar and other type of securities, the performance of the Company and certain other factors.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

    If the Underwriters create a short position in the Notes in connection with the offering (i.e., if they sell more Notes than are set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing Notes in the open market.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the

Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    From time to time the Underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform services for, the Company and its affiliates in the ordinary course of business.

                                 LEGAL MATTERS

    The validity of the Notes offered hereby will be passed upon for the Company by Foley & Lardner, Milwaukee, Wisconsin, and certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois. Foley & Lardner and Skadden, Arps, Slate, Meagher & Flom (Illinois) will rely on Woods & Aitken, Lincoln, Nebraska, with respect to matters of Nebraska corporate law.

PROSPECTUS

                           ALIANT COMMUNICATIONS INC.
                                  $250,000,000
                                DEBT SECURITIES

                             ---------------------

    Aliant Communications Inc. ("Aliant" or the "Company") may offer and sell, from time to time, debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities") at an aggregate initial offering price not to exceed U.S. $250,000,000 or its equivalent in any other currency or units based on or relating to foreign currencies. The Debt Securities will be senior, unsecured indebtedness of the Company and senior to subordinated indebtedness. The Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries. The Debt Securities may be offered in one or more series in amounts, at prices and on terms to be determined at the time of sale. When a particular series of Debt Securities is offered (the "Offered Securities"), a supplement to this Prospectus (the "Prospectus Supplement"), will be delivered with this Prospectus, setting forth, with respect to such Offered Securities, the specific designation, aggregate principal amount, original issue discount, if any, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of Aliant or the holder, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price and any other terms in connection with the offering and sale of the Offered Securities.

    The Debt Securities may be issued in registered form, without coupons, in bearer form with coupons attached or both. In addition, all or a portion of the Debt Securities of any series may be issuable in temporary or permanent registered global form which will be exchangeable only under certain conditions for definitive Debt Securities.

    Aliant may sell Debt Securities to or through underwriters or dealers, and also may sell Debt Securities to other purchasers, directly or through agents. An accompanying Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of the Offered Securities, the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters, dealers or agents. See "Plan of Distribution."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

    This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement applicable to the Offered Securities.

                            ------------------------

               The date of this Prospectus is February 23, 1998.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY DEBT SECURITIES OTHER THAN THE REGISTERED DEBT SECURITIES TO WHICH IT RELATES. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH DEBT SECURITIES TO ANY PERSON IN ANY JURISDICTION TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

    Aliant is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; New York Regional Office, Public Reference Room, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Aliant's Common Shares are listed for quotation on the Nasdaq National Market. The Company is subject to the electronic filing requirements of the Commission. Accordingly, pursuant to the rules and regulations of the Commission, certain documents, including annual and quarterly reports and proxy statements, filed by the Company with the Commission have been and will be filed electronically. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

    This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by Aliant with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to Aliant and the Debt Securities. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents heretofore filed by Aliant with the Commission under the Exchange Act are incorporated herein by reference: (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, (b) the Company's Quarterly Report for the period ended March 31, 1997, (c) the Company's Quarterly Report for the period ended June 30, 1997, (d) the Company's Quarterly Report for the period ended September 30, 1997, (e) the Company's Current Report on Form 8-K dated November 18, 1997 and (f) the Company's Current Report on Form 8-K dated December 19, 1997.

    All documents filed by Aliant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference.

    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS THERETO) ARE AVAILABLE, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST BY ANY PERSON TO WHOM THIS PROSPECTUS HAS BEEN DELIVERED, FROM THE INVESTOR RELATIONS CENTER, ALIANT COMMUNICATIONS INC., 1440 M STREET, LINCOLN, NEBRASKA 68508 (TELEPHONE 1-800-550-2568).

                STATEMENT REGARDING FORWARD-LOOKING INFORMATION

    This Prospectus and the accompanying Prospectus Supplement, including documents incorporated by reference herein, may contain "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than historical facts, that address activities, events, or developments that the Company expects, believes or anticipates will or may occur in the future, including such things as expansion and growth of the Company's business, acquisitions, future capital expenditures and the Company's business strategy are forward-looking statements. These statements contain potential risks and uncertainties; therefore, actual results may differ materially. The Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

    Important assumptions and other important factors that could cause actual results to differ from those set forth in the forward-looking information include, but are not limited to: changes in the national and local economic and market conditions; demographic changes; the size and growth of the overall telecommunications market; changes in competition in markets in which the Company operates; advances in telecommunications technology; changes in the telecommunications regulatory environment; the need for regulatory approval to make acquisitions or undertake certain other activities, including rate re-balancing; changes in business strategy or development plans; pending and future litigation; availability of future financing; start-up of Personal Communications Services operations; new product and service development and introductions; changes in consumer preferences; and unanticipated changes in growth in cellular customers, penetration rates, churn rates and the mix of products and services offered in the Company's markets. GIVEN SUCH UNCERTAINTIES, PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS.

                                  THE COMPANY

    Aliant Communications Inc., formerly Lincoln Telecommunications Company, is a diversified communications company providing retail products and services to consumers, businesses, educational institutions and government agencies as well as wholesale network services to other communications companies. Consistent with its strategy of providing one-stop, single source communications services, the Company offers local and long distance services, wireless services, enhanced services, directory services, communications systems and equipment and a full range of data communications services.

    The Company's executive offices are located at 1440 M Street, Lincoln, Nebraska 68508. Its telephone number is (402) 474-2211.

                                USE OF PROCEEDS

    Unless otherwise specified in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, including working capital, the repayment or refinancing of indebtedness, acquisitions and/or capital expenditures. Pending application of the net proceeds for specific purposes, such proceeds may be invested in short-term or marketable securities.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

    The following table sets forth the historical ratios of earnings to fixed charges for each of the years ended December 31, 1993 through 1997.

               YEAR ENDED DECEMBER 31,
-----------------------------------------------------
  1997       1996       1995       1994       1993
---------  ---------  ---------  ---------  ---------
9.04x          8.52x      6.40x      8.48x      6.96x

    For purposes of calculating this ratio, earnings consist of net income from continuing operations before taxes. Fixed charges consist of interest expenses, dividends paid on the 5% redeemable preferred stock of the Company's subsidiary, Aliant Telecommunications Co., and the estimated interest portion of rentals. The ratio of earnings to fixed charges for 1995 reflects a non-recurring, non-cash charge of $21,611,000 relating to two workforce restructuring programs. Excluding this charge, the Company's ratio of earnings to fixed charges for 1995 would have been 8.74x.

                         DESCRIPTION OF DEBT SECURITIES

    The Debt Securities will be issued under an Indenture dated as of February 23, 1998 (the "Indenture") between Aliant and U.S. Bank National Association, as Trustee (the "Trustee"), the form of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The following statements with respect to the Indenture and the Debt Securities are brief summaries of certain provisions of the Indenture and do not purport to be complete. Such statements are subject to the detailed referenced provisions of the Indenture, including the definitions of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. References to "Aliant" in this section, unless the context indicates otherwise, are to Aliant Communications Inc. and not its subsidiaries or any other entities in which it holds an interest.

GENERAL

    The Indenture does not limit the aggregate principal amount of Debt Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European Currency Units. Special United States federal income tax considerations applicable to any Debt Securities so denominated will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture also permits Aliant to increase the principal amount of any series of Debt Securities previously issued and to issue such increased principal amount. (Section 2.3)

    The Prospectus Supplement will set forth the following terms relating to the Offered Securities: (1) the specific designation of the Offered Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) the date or dates, if any, on which the Offered Securities will mature; (4) the rate or rates per annum (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates on which any such interest will be payable and the Record Dates for any interest payable on the Offered Securities which are Registered Securities; (5) original issue discount, if any; (6) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at the option of Aliant or otherwise; (7) whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form; (8) whether the Offered Securities will be issuable in the form of one or more temporary or permanent Global Securities and, if so, the identity of the Depositary for such Global Securities; (9) the denominations of $1,000 and any multiple thereof, and the denominations in which any of the Offered Securities which are in bearer form will be issuable, if other than the denominations of $1,000 and $5,000; (10) each office or agency where the principal of and any premium and interest on the Offered Securities will be payable, and each office or agency where the Offered Securities may be presented for registration of transfer or exchange; (11) if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the Offered Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Securities will or may be payable; (12) certain United States federal income tax consequences, if applicable; and (13) any other terms of the Offered Securities (which terms shall not adversely affect the interests of any Holders of Debt Securities then Outstanding), including additions to or deletions from the covenants and events of default with respect to the Offered Securities.

    Debt Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. United States federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or to other Debt Securities offered and sold at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the Prospectus Supplement relating thereto.

    The Debt Securities and any coupons appertaining thereto will be unsecured and will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of Aliant. However, since Aliant is a holding company, the right of Aliant, and hence the right of the creditors of Aliant (including the Holders of Debt Securities), to participate in any distribution of the assets of any subsidiary, upon its liquidation or reorganization or otherwise, is necessarily subject to the prior claims of creditors of such subsidiary, except to the extent that claims of Aliant as a creditor of such subsidiary may be recognized. There is no restriction in the Indenture against subsidiaries of Aliant incurring secured or unsecured indebtedness or issuing secured or unsecured securities. The ability of Aliant to make payments of principal and interest on the Debt Securities will be dependent upon the payment to it by its subsidiaries of dividends, distributions, loans or advances.

    The Indenture does not contain covenants or other provisions designed to afford Holders of Debt Securities protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

EXCHANGE AND TRANSFER

    Debt Securities may be presented for exchange and registered Debt Securities may be presented for registration of transfer at the offices, and subject to the restrictions, set forth therein and in the applicable Prospectus Supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any applicable limitations contained in the Indenture. Aliant has appointed the Trustee as Security Registrar. Debt Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery. (Sections 2.8 and 3.2)

PAYMENT

    Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and the premium and interest, if any, on all Debt Securities (other than a Registered Global Security) in registered form will be made at the office or agency of the Trustee in the Borough of Manhattan, The City of New York, except that, at the option of Aliant, payment of any interest may be made
(i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 3.1 and 3.2) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Debt Securities in registered form will be made to the Persons in whose name such Registered Securities are registered at the close of business on the Record Date for such interest payments. (Section 2.7)

REGISTERED GLOBAL SECURITIES

    The registered Debt Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be deposited with a Depositary, or its nominee, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Section 2.8)

    The specific terms of the depositary arrangement with respect to any portion of a particular series of Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. Aliant anticipates that the following provisions will apply to all depositary arrangements:

    Upon the issuance of a Registered Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depositary ("participants") as shall be designated by the underwriters or agents participating in the distribution of such securities, or by Aliant if such Debt Securities are offered and sold directly by Aliant. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states require certain purchasers of securities to take physical delivery thereof in definitive form. Such depositary arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

    So long as the Depositary for a Registered Global Security or its nominee is the registered owner thereof, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Debt Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or Holders thereof under the Indenture.

    Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or nominee, as the case may be, as the registered owner of such Registered Global Security. None of Aliant, the Trustee or any paying agent for Debt Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

    Aliant expects that the Depositary for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amounts of such Registered Global Security as shown on the records of such Depositary or its nominee. Aliant also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

    If the Depositary for a Registered Global Security representing Debt Securities of a particular series is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by Aliant within 90 days, Aliant will issue Debt Securities of such series in definitive form in exchange for such Registered Global Security. In addition, Aliant may, at any time and in its sole discretion, determine not to have the Debt Securities of a particular series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Registered Global Securities representing Debt Securities of such series.

CERTAIN COVENANTS OF ALIANT

    Under the Indenture, Aliant has agreed that it will not engage in certain transactions, as described below.

    LIMITATION ON SECURED DEBT. Neither Aliant nor any Restricted Subsidiary will create, assume, incur or guarantee any Secured Debt without effectively providing that Debt Securities (together with, if Aliant shall so determine, any other Debt of or guaranteed by Aliant ranking equally with the Debt Securities) shall be secured equally and ratably with (or, at the option of Aliant, prior to) such Secured Debt, with certain stated exceptions. These exceptions permit
(a) Secured Debt (i) in respect of Liens on Property existing at the time such Property is acquired by Aliant or any Restricted Subsidiary, (ii) in respect of Liens created upon or within 270 days following the acquisition or construction of Property (including any improvements to existing Property) to secure the payment of all or part of the purchase or construction price thereof, or (iii) incurred by Aliant or any Restricted Subsidiary prior to, at the time of or within 270 days following the acquisition of Property which is subject to a related Lien, which Secured Debt is incurred for the purpose of financing all or part of the purchase price thereof, provided that no such Lien applies to any Property theretofore owned by Aliant or any Restricted Subsidiary (including Property transferred by Aliant to any Subsidiary or from any Restricted Subsidiary to Aliant or another Subsidiary in contemplation of or in connection with the creation of such Lien) or to any Property of Aliant or any Restricted Subsidiary other than the Property so acquired (other than, in the case of construction or improvement, any theretofore unimproved real Property or portion thereof on which the Property so constructed, or the improvement, is located);
(b) Secured Debt in respect of Liens on Property of a Person (i) existing at the time such Person is merged into or consolidated with Aliant or any Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to Aliant or any Restricted Subsidiary, (ii) resulting from such merger, consolidation, sale, lease or disposition by virtue of any Lien on Property granted by Aliant or any Restricted Subsidiary prior to such merger, consolidation, sale, lease or disposition (and not in contemplation thereof or in connection therewith) which applies to after-acquired Property of Aliant or any Restricted Subsidiary or
(iii) resulting from such merger, consolidation, sale, lease or disposition pursuant to a Lien or contractual provision granted or entered into by such Person prior to such merger, consolidation, sale, lease or disposition (and not at the request of Aliant); PROVIDED, HOWEVER, that any such Lien referred to in clause (i) shall not apply to any Property of Aliant or any Restricted Subsidiary other than the Property subject thereto at the time such Person or properties were acquired and any such Lien referred to in clause (ii) or (iii) shall not apply to any Property of Aliant or any Restricted Subsidiary other than the Property so acquired; (c) Liens existing at the date of the Indenture;
(d) Liens in favor of a government or governmental entity to secure partial progress, advance or other payments, or other obligations, or to secure any Debt incurred for the purpose of financing all or any part of the cost of acquiring, constructing or improving the Property subject thereto (including, without limitation, Liens incurred in connection with industrial revenue, pollution control, private activity bond or similar financing); (e) Liens arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulation, which Lien is required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege, franchise, license or permit; (f) Liens for taxes, assessments or governmental charges or levies not yet delinquent or governmental charges or levies already delinquent, the validity of which charge or levy is being contested in good faith and for which any reserves required in accordance with generally accepted accounting principles have been established; (g) Judgment liens for which execution thereon is stayed and for which any reserves required in accordance with generally accepted accounting principles have been established; and (h) Secured Debt secured by any extension, renewal or replacement (or successive extensions, renewals or replacements) of any Liens referred to in the foregoing clauses (a) to (g), inclusive (provided that the principal amount of Secured Debt secured thereby does not exceed the principal amount of such Debt immediately prior to such extension, renewal or replacement, and that any

Lien created in connection therewith is limited to all or part of the Property (plus improvements to such Property) which secured the Secured Debt so extended, renewed or replaced). (Section 3.6)

    The foregoing restrictions do not apply if, immediately after the incurrence of such Secured Debt (giving effect to the application of the proceeds therefrom), the aggregate principal amount of Secured Debt (other than Secured Debt described in clauses (a) to (h), inclusive, of the immediately preceding paragraph), plus the aggregate amount of Capitalized Rent in respect of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions the proceeds of which are or will be applied as described in clauses (a) to (e) inclusive, under "Limitation on Sale and Leaseback Transactions" below), would not exceed 10% of Consolidated Capitalization. (Sections 1.1 and 3.6)

    LIMITATION ON SALE AND LEASEBACK TRANSACTIONS. Neither Aliant nor any Restricted Subsidiary will enter into any Sale and Leaseback Transaction unless, immediately after the completion of such Sale and Leaseback Transaction (giving effect to the application of the proceeds therefrom), the aggregate amount of Capitalized Rent in respect of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions described in clauses (a) to (e), inclusive, of the immediately succeeding paragraph), plus the aggregate principal amount of Secured Debt (other than Secured Debt described in clauses (a) to (h), inclusive, under "Limitation on Secured Debt" above), would not exceed 10% of Consolidated Capitalization. (Section 3.7)

    The foregoing restrictions do not apply to, and there shall be excluded in computing the aggregate amount of Capitalized Rent for the purpose of such restrictions, the following Sale and Leaseback Transactions: (a) any Sale and Leaseback Transaction entered into to finance the payment of all or any part of the purchase price of Property acquired or constructed by Aliant or any Restricted Subsidiary (including any improvements to existing Property) or entered into prior to, at the time of or within 270 days after the acquisition or construction of such Property, which Sale and Leaseback Transaction is entered into for the purpose of financing all or part of the purchase or construction price thereof; PROVIDED, HOWEVER, that in the case of any such acquisition, such Sale and Leaseback Transaction shall not involve any Property transferred by Aliant to a Subsidiary or by a Restricted Subsidiary to Aliant or to another Subsidiary thereof in contemplation of or in connection with such Sale and Leaseback Transaction or involve any Property of Aliant or any Restricted Subsidiary other than the Property so acquired (other than, in the case of construction or improvement, any theretofore unimproved real property or portion thereof on which the Property so constructed, or the improvement, is located); (b) any Sale and Leaseback Transaction involving Property of a Person existing at the time such Person is merged into or consolidated with Aliant or any Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to Aliant or any Restricted Subsidiary; (c) any Sale and Leaseback Transaction in which the lessor is a government or governmental entity and which Sale and Leaseback Transaction is entered into to secure partial progress, advance or other payments, or other obligations, pursuant to any contract or statute or to secure any Debt incurred for the purpose of financing all or any part of the cost of constructing or improving the Property subject to such Sale and Leaseback Transaction (including, without limitation, Sale and Leaseback Transactions incurred in connection with pollution control, industrial revenue, private activity bond or similar financing); (d) any Sale and Leaseback Transaction involving the extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of a lease pursuant to a Sale and Leaseback Transaction referred to in the foregoing clauses (a) to
(c), inclusive; PROVIDED, HOWEVER, that such lease extension, renewal or replacement shall be limited to all or any part of the same Property leased under the lease so extended, renewed or replaced (plus improvements to such Property); and (e) any Sale and Leaseback Transaction the net proceeds of which are at least equal to the fair value (as determined by the Board of Directors of Aliant) of the Property leased pursuant to such Sale and Leaseback Transaction, so long as within 270 days of the effective date of such Sale and Leaseback Transaction, Aliant or any Restricted Subsidiary applies (or irrevocably commits to an escrow account for the purpose or purposes hereinafter mentioned) an amount equal to the net proceeds of such Sale and Leaseback Transaction to either (x) the purchase of other Property having a fair value at least equal to the fair value of the Property leased in such Sale and Leaseback Transaction and having a similar utility and function, or (y) the retirement or repayment (other than any mandatory retirement or repayment at maturity) of Debt Securities; PROVIDED, HOWEVER, that in lieu of applying an amount equivalent to all or any part of such net proceeds to such retirement or repayment (or committing such an amount to an escrow account for such purpose), Aliant may deliver to the Trustee Outstanding Securities and thereby reduce the amount to be applied pursuant to
(y) of this clause (e) by an amount equivalent to the aggregate principal amount of the Debt Securities so delivered. (Section 3.7)

    In addition, under the Indenture, Aliant has agreed to certain other covenants including:

    EXISTENCE. Except as described above under "Consolidation, Merger or Sale of Assets", Aliant will be required to do or cause to be done all things necessary to preserve and kept in full force and effect its existence, rights (charter and statutory) and franchises; provided, however, that Aliant shall not be required to preserve any right of franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the holders of the Debt Securities (Section 3.8).

    MAINTENANCE OF PROPERTIES. Aliant will be required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times (Section 3.9).

    INSURANCE. Aliant will be required to, and will be required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with financially sound and reputable insurers. (Section 3.10).

    PAYMENT OF TAXES AND OTHER CLAIMS. Aliant will be required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (a) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or Property of Aliant or any Subsidiary, and (b) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the Property of Aliant or any Subsidiary; provided, however, that Aliant shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 3.11).

CERTAIN DEFINITIONS

    "CAPITAL STOCK" means and includes any and all shares, interests, participations or other equivalents (however designated) of ownership in a corporation or other Person.

    "CAPITALIZATION" means, with respect to a Person, the total of (a) Funded Debt, (b) the par value or, in the case of Capital Stock with no par value, a value stated on the books, of all outstanding shares of Capital Stock, (c) the paid-in surplus and retained earnings (or minus the net surplus deficit, as the case may be), (d) deferred taxes and deferred investment tax credits, (e) Capitalized Rent, and (f) minority interests in subsidiaries of such Person.

    "CAPITALIZED RENT" means the present value (discounted semi-annually at a discount rate equal to the weighted average rate of interest borne by the Debt Securities then Outstanding) of the total net amount of rent payable for the remaining term of any lease of Property by Aliant or any Subsidiary (including any period for which such lease has been extended); PROVIDED, HOWEVER, that no such rental obligation shall be deemed to be Capitalized Rent unless the lease resulted from a Sale and Leaseback Transaction. The total net amount of rent payable under any lease for any period shall be the total amount of the rent payable by the lessee with respect to such period but shall not include amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates, sewer rates and similar charges.

    "CONSOLIDATED CAPITALIZATION" means the Capitalization of Aliant and its Subsidiaries, determined on a consolidated basis, at the end of Aliant's then most recently reported fiscal year or quarter, as the case may be, including minority interests in Subsidiaries.

    "DEBT" means, with respect to a Person, all obligations of such Person for borrowed money which is created, assumed, incurred or guaranteed in any manner by such Person or for which such Person is otherwise liable.

    "FUNDED DEBT" means any Debt maturing by its terms more than one year from its date of issuance (notwithstanding that any portion of such Debt is included in current liabilities).

    "LIEN" means any mortgage, pledge, security interest, lien, charge or other encumbrance.

    "OUTSTANDING" means, subject to certain exceptions, all Debt Securities issued under the Indenture, except those theretofore canceled by the Trustee or delivered to it for cancellation, defeased in accordance with the Indenture, paid in full, or in respect of which substitute Debt Securities have been authenticated and delivered by the Trustee.

    "PERSON" means any individual, corporation, partnership, limited liability company, joint venture, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

    "PROPERTY" means any directly-held interest of a Person in any kind of property or asset, whether real, personal or mixed and whether tangible or intangible, and includes Capital Stock of a subsidiary or other Person.

    "RESTRICTED SUBSIDIARY" means (a) any Subsidiary of the Company which has substantially all its property in the United States, which owns or is a lessee of any Property and in which the investment of the Company and all its Subsidiaries exceeds 2% of Consolidated Capitalization as of the date of such determination, and (b) any Subsidiary which is designated by Aliant (evidenced by a resolution of the Board of Directors) to be a Restricted Subsidiary; provided, however, that Aliant may not designate any such Subsidiary to be a Restricted Subsidiary if Aliant would thereby breach any covenant or agreement contained in the Indenture (on the assumption that any transaction to which such Subsidiary was a party at the time of such designation and which would have given rise to a Secured Debt, or constituted a Sale and Leaseback Transaction at the time it was entered into had such Subsidiary then been a Restricted Subsidiary was entered into at the time of such designation).

    "SALE AND LEASEBACK TRANSACTION" means any arrangement with any Person, providing for the leasing (as lessee) by Aliant or any Restricted Subsidiary of any Property whether now or hereafter acquired (except for temporary leases for a term, including any renewal thereof, of not more than three years), which Property has been or is to be sold or transferred by Aliant or such Restricted Subsidiary (i) to any Subsidiary in contemplation of or in connection with such arrangement; or (ii) to such other Person.

    "SECURED DEBT" means Debt of Aliant or any Restricted Subsidiary secured by any Lien on Property (including Capital Stock or indebtedness of Subsidiaries) owned by Aliant or any Restricted Subsidiary.

    "SUBSIDIARY" means a Person which is consolidated with Aliant in accordance with generally accepted accounting principles.

EVENTS OF DEFAULT

    The occurrence of any of the following events with respect to the Debt Securities of any series will constitute an "Event of Default" with respect to the Debt Securities of such series: (a) default for 30 days in the payment of any interest on any of the Debt Securities of such series; (b) default in the payment of any of the principal of or the premium, if any, on any of the Debt Securities of such series, whether at maturity, upon redemption, by declaration or otherwise; (c) default in the deposit of any sinking fund payment in respect of any Debt Securities of such series; (d) default for 90 days by Aliant in the observance or performance of any other covenant or agreement contained in the Indenture relating to the Debt Securities of such series after written notice thereof as provided in the Indenture; (e) (i) an event of default occurs under any instrument under which there is outstanding, or by which there may be secured or evidenced, any indebtedness of Aliant or any Restricted Subsidiary for money borrowed (other than non-recourse indebtedness) which results in acceleration of, or non-payment at maturity (after giving effect to any applicable grace period) of such indebtedness in an aggregate amount exceeding the greater of $10,000,000 or 10% of Consolidated Capitalization, in which case Aliant shall immediately give notice to the Trustee of such acceleration or non-payment, and (ii) there shall have been a failure to cure such default or to discharge such indebtedness within ten days after notice thereof to Aliant by the Trustee or to Aliant and the Trustee by the Holders of at least 25% in aggregate principal amount of the Debt Securities then Outstanding; or (f) certain events of bankruptcy, insolvency or reorganization relating to Aliant. (Section 5.1) Different Events of Default may be prescribed for the benefit of the Holders of a particular series of Debt Securities and will be described in the Prospectus Supplement relating thereto.

    If an Event of Default due to a default in the payment of the principal of or the premium or interest, if any, on, or in the deposit of any sinking fund payment with respect to, any series of Debt Securities shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then Outstanding may declare the principal of all Debt Securities of such series and the interest, if any, accrued thereon to be due and payable immediately. If an Event of Default due to a default in the observance or performance of any other covenant or agreement of Aliant contained in the Indenture and applicable to the Debt Securities of one or more (but less than all) series then outstanding shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities of the affected series then Outstanding (voting as one class) may declare the principal of all Debt Securities of each such affected series and the interest, if any, accrued thereon to be due and payable immediately. If an Event of Default due to a default in the observance or performance of any other covenant or agreement of Aliant contained in the Indenture applicable to all Debt Securities then Outstanding or due to the acceleration or non-payment at maturity of certain indebtedness of Aliant or any Restricted Subsidiary shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of all Debt Securities then Outstanding (voting as one class) may declare the principal of all Debt Securities and the interest, if any, accrued thereon to be due and payable immediately. If an Event of Default due to certain acts of bankruptcy, insolvency or reorganization of Aliant or any Significant Subsidiary shall have occurred and be continuing, the principal and interest on all the Debt Securities then Outstanding shall thereby become and be immediately due and payable, without any declaration or other act on the part of the Trustee or any Securityholders. Upon certain conditions, any such declarations may be rescinded and annulled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Debt Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Indenture by the Holders of a majority in aggregate principal amount of the Debt Securities of the affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (a), (b) and (c) of the preceding paragraph, as to which each series so affected will vote as a separate class). See "Modification of the Indenture" below. Reference is made to the Prospectus

Supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto. (Section 5.1)

    The Indenture provides that, subject to the duty of the Trustee to act with the requisite standard of care, in case a default with respect to a series of Debt Securities shall have occurred and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of the Holders of the Debt Securities, unless such Holders shall have offered to the Trustee reasonable indemnity. (Sections 5.6 and 6.2) Subject to such provisions for indemnity and certain other limitations contained in the Indenture, the Holders of a majority in aggregate principal amount of the Debt Securities of each affected series then Outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of such affected series. (Section 5.9)

    The Indenture provides that no Holder of Securities may institute any action against Aliant under the Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of the Debt Securities of the affected series then Outstanding (voting as one class) shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Debt Securities of the affected series then Outstanding (voting as one class). (Sections 5.6 and 5.9)

CONSOLIDATION, MERGER OR SALE OF ASSETS

    Aliant may consolidate with or merge into, or sell, lease or convey its Property as an entirety or substantially as an entirety to, any other entity if
(a) such entity assumes the obligations of Aliant under the Debt Securities and the Indenture; (b) such entity is organized and existing under the laws of the United States or any state thereof or the District of Columbia; (c) upon request by the Trustee, Aliant delivers to the Trustee certain certificates and opinions specified in the Indenture; (d) immediately after giving effect to such transaction (and treating any Secured Debt or Sale and Leaseback Transaction which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been incurred or entered into by such Person at the time of such transaction), no Event of Default (or event which, after notice or lapse of time or both, would be an Event of Default) shall exist and (e) upon such consolidation, merger, sale, lease or conveyance any Property owned by Aliant or any Restricted Subsidiary immediately prior thereto would become subject to any Lien (unless such Lien would be permitted by the provisions described above under "Limitation on Secured Debt"), the Debt Securities must be secured (together with, if Aliant shall so determine, any other Debt ranking on a parity with or prior to the Debt Securities incurred, assumed or guaranteed by Aliant, whether then or thereafter existing) by a direct Lien on such Property prior to all Liens other than any theretofore existing thereon. (Sections 9.1 and 9.2). The covenant phrase "substantially as an entirety" is not defined in the Indenture, and Aliant is unaware of an established meaning or quantification of the phrase under New York law, which is the law governing construction of the Indenture. A Holder may bear the burden of establishing the meaning of the phrase "substantially as an entirety."

MODIFICATION OF THE INDENTURE

    The Indenture permits Aliant and the Trustee to enter into supplemental indentures without the consent of the Holders of the Debt Securities to: (a) subject to compliance with Aliant's covenants described above under "Certain Covenants of Aliant--Limitation on Secured Debt," secure the Debt Securities of one or more series, (b) add guaranties with respect to the Debt Securities of one or more series, (c) evidence the assumption by a successor Person of the obligations of Aliant under the Indenture and the Debt Securities then Outstanding, (d) add covenants for the protection of the Holders of the Debt Securities, (e) cure any ambiguity or correct any inconsistency in the Indenture, provided that no such action shall adversely affect the interests of the Holders of the Debt Securities of any series, (f) establish the form and terms of the Debt Securities of any series, (g) evidence the acceptance of appointment by a successor Trustee, (h) subject to compliance with certain requirements of the Indenture, provide for uncertificated Securities in addition to or in place of certificated Securities and (i) comply with any requirements of the Commission in connection with qualifying the Indenture under the Trust Indenture Act of 1939, as amended. (Section 8.1)

    The Indenture also permits Aliant and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Debt Securities of all series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the Debt Securities of each such affected series; PROVIDED, HOWEVER, that Aliant and the Trustee may not, without the consent of the Holder of each Security then Outstanding and affected thereby: (a) extend the time of payment of the principal (or any installment) of any Security, or reduce the principal amount thereof, or reduce the rate, alter the method of computation of the rate or extend the time of payment of interest thereon, or reduce any amount payable on the redemption thereof, or change the currency in which the principal thereof or the interest thereon is payable, or reduce the amount payable on any Original Issue Discount Security upon acceleration or provable in bankruptcy, or alter certain provisions of the Indenture relating to Securities not denominated in United States dollars, or impair the right to institute suit for the enforcement of any payment on any Security when due; or (b) reduce the percentage in principal amount of the Debt Securities of the affected series, the consent of whose Holders is required for any such modification or for any waiver provided for in the Indenture. (Section 8.2)

    Prior to the acceleration of the maturity of any Debt Securities, the Holders of a majority in aggregate principal amount of the Debt Securities of all series at the time Outstanding with respect to which a default or an Event of Default shall have occurred and be continuing (voting as one class) may, on behalf of the Holders of all such affected Securities, waive any past default or Event of Default and its consequences, except a default or an Event of Default in respect of a covenant or provision of the Indenture or of any Security which cannot be modified or amended without the consent of the Holder of each Security affected.

DEFEASANCE AND DISCHARGE

    The Indenture provides that, at the option of Aliant, (a) Aliant will be discharged from any and all obligations in respect of the Debt Securities of a particular series then Outstanding (except for certain obligations to register the transfer of or exchange the Debt Securities of such series, to replace stolen, lost or mutilated Securities of such series, to maintain paying agencies, in the event that the Trustee is not the Security Registrar, to furnish the Trustee with the names and addresses of the Holders of Registered Securities of each series, to cause any successor Person substituted for Aliant in accordance with the Indenture to assume Aliant's obligations thereunder and with respect to the Securities, to comply with certain covenants described under "Consolidation, Merger or Sale of Assets" and to maintain the trust described below), or (b) Aliant need not comply with certain covenants of the Indenture (including certain of those described under "Certain Covenants of Aliant" and "Consolidation, Merger or Sale of Assets"), in each case if Aliant irrevocably deposits in trust with the Trustee money, and/or securities of the government which issued the currency in which the Debt Securities of such series are payable or securities backed by the full faith and credit of such government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of (and premium, if any) and interest on the Debt Securities of such series on the stated maturity of such Securities in accordance with the terms thereof. To exercise such option, Aliant is required, among other things, to deliver to the Trustee an opinion of independent counsel of nationally recognized standing in matters of federal income tax law to the effect that the exercise of such option would not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and, in the case of a discharge as described in clause (a) of the preceding sentence, such opinion states that either (A) there has been a change in the applicable federal income tax law to the foregoing effect or (B) Aliant has received a private letter ruling from the Internal Revenue Service or there has been published a revenue ruling to the foregoing effect. (Section 10.1)

    In the event Aliant exercises its option to effect a covenant defeasance with respect to the Debt Securities of any series as described in the preceding paragraph and the Debt Securities of such series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, and the amount of money and securities on deposit with the Trustee would be insufficient to pay amounts due on the Debt Securities of such series at the time of their accelerated maturity, Aliant would remain liable for such amounts.

    If the Trustee or paying agent is unable to apply any money or Government Obligation in accordance with the foregoing provisions by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, Aliant's obligations under the Indenture and the Debt Securities shall be revived and reinstated as though no deposit had occurred pursuant to such provisions until such time as the Trustee or paying agent is permitted to apply all such money or Government Obligations in accordance therewith; PROVIDED, HOWEVER, that, if Aliant has made any payment of interest on or principal of any Debt Securities because of the reinstatement of its obligations, Aliant shall be entitled, at its election, (a) to receive from the Trustee or paying agent, as applicable, that portion of such money or Government Obligations equal to the amount of such payment or (b) to be subrogated to the rights of the Holders of such Securities to receive such payment from the money or Government Obligations held by the Trustee or paying agent.

REDEMPTION OF DEBT SECURITIES

    The Indenture provides that the Debt Securities may be redeemed at any time at the option of Aliant, in whole or in part, at such price as provided for in the Indenture or any indentures supplemental thereto (the "Redemption Price").

    From and after notice has been given as provided in the Indenture, if funds for the redemption of any Debt Securities called for redemption shall have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the Debt Securities will be to receive payment of the Redemption Price.

    Notice of any optional redemption of any Debt Securities will be given to Holders at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Debt Securities held by such holder to be redeemed.

    If Aliant elects to redeem Debt Securities, it will notify the Trustee at least 45 days prior to the redemption date (or such shorter period as satisfactory to the Trustee) of the aggregate principal amount of Debt Securities to be redeemed and the redemption date. If less than all the Debt Securities are to be redeemed, the Trustee shall select the Debt Securities to be redeemed pro rata, by lot or in such manner as it shall deem fair and appropriate.

GOVERNING LAW

    The Indenture and the Debt Securities issued thereunder will be governed by the laws of the State of New York.

CONCERNING THE TRUSTEE

    U.S. Bank National Association, the trustee under the Indenture, is one of a number of banks with which Aliant and its subsidiaries maintain ordinary banking relationships.

                              PLAN OF DISTRIBUTION

    Aliant may sell Debt Securities being offered hereby: (i) directly to purchasers, (ii) through agents, (iii) through underwriters or dealers, or (iv) through a combination of any such methods of sale.

    The Prospectus Supplement relating to the particular series of Debt Securities offered thereby will set forth the terms of the offering of such series of Debt Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Debt Securities, the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' or agents' compensation, any initial public offering price, any discounts or sales agent commissions or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the Debt Securities of such series may be listed.

    The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    Offers to purchase Debt Securities may be solicited by agents designated by Aliant from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by Aliant to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    If underwriters are utilized in the sale, Aliant will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Debt Securities in respect of which this Prospectus is delivered to the public. Any underwriters will acquire Debt Securities for their own account and may resell such Debt Securities from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined at the time of sale. Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by the managing underwriters. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Debt Securities offered thereby. If any underwriters are utilized in the sale of the Debt Securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Debt Securities will be obligated to purchase all such Debt Securities, if any are purchased. Any initial public offering price or concession allowed or reallowed or paid to dealers may be changed from time to time.

    If a dealer is utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, Aliant will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale.

    Agents, underwriters and dealers may be entitled, under agreements entered into with Aliant, to indemnification by Aliant against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make in respect thereof. Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for Aliant in the ordinary course of business.

    Offers to purchase Debt Securities may be solicited directly by Aliant and sales thereof may be made by Aliant directly to institutional investors or others. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

    If so indicated in the Prospectus Supplement, Aliant will authorize agents and underwriters to solicit offers by certain institutions to purchase Debt Securities from Aliant at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and unless Aliant otherwise agrees the aggregate principal amount of Debt Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to the approval of Aliant. Contracts will not be subject to any conditions except as set forth in the Prospectus Supplement. A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Debt Securities pursuant to Contracts accepted by Aliant.

    The place and time of delivery for the Debt Securities in respect of which this Prospectus is delivered are set forth in the accompanying Prospectus Supplement.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Debt Securities of the Company offered hereunder will be passed upon by Foley & Lardner, Milwaukee, Wisconsin.

                                    EXPERTS

    The audited consolidated financial statements of Aliant Communications Inc. incorporated by reference in this Prospectus have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their reports incorporated by reference herein. Such financial statements have been incorporated by reference in reliance on the reports of KPMG Peat Marwick LLP, given on the authority of such firm as experts in auditing and accounting in giving said reports.

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    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                          PROSPECTUS SUPPLEMENT
Statement Regarding Forward-Looking Information...........................   S-2
The Company...............................................................   S-2
Use of Proceeds...........................................................   S-6
Capitalization............................................................   S-7
Summary Consolidated Financial Information................................   S-8
Summary Operating Data....................................................   S-9
Certain Terms of the Notes................................................  S-10
Underwriting..............................................................  S-15
Legal Matters.............................................................  S-16

                                PROSPECTUS
Available Information.....................................................     2
Documents Incorporated by Reference.......................................     3
Statement Regarding Forward-Looking Information...........................     3
The Company...............................................................     4
Use of Proceeds...........................................................     4
Consolidated Ratios of Earnings to Fixed Charges..........................     4
Description of Debt Securities............................................     5
Plan of Distribution......................................................    17
Legal Matters.............................................................    18
Experts...................................................................    18

                                  $100,000,000

                                     [LOGO]

                                     ALIANT
                              COMMUNICATIONS INC.

                                    % NOTES
                              DUE          , 2028

                            ------------------------

                    P R O S P E C T U S S U P P L E M E N T

                            ------------------------

                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER

                                         , 1998

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